April 18, 2024

VIA EDGAR

Cybin Inc.

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

Dear Sirs/Mesdames:

Re:

Cybin Inc. (the "Company") -
Prospectus Supplement dated April 17, 2024 to the Short Form Base Shelf Prospectus dated August 17, 2023, as amended on December 22, 2023 and April 8, 2024 (the "Prospectus Supplement")

We hereby consent to the reference to our firm name on page S-5 of the Prospectus Supplement and under the headings "Experts" and "Enforcement of Civil Liabilities by U.S. Investors" in the Prospectus Supplement, which forms part of the registration statement on Form F-10 (File No. 333-276333) filed by the Company with the United States Securities and Exchange Commission and to the reference to our advice under the heading of "Enforcement of Civil Liabilities by U.S. Investors".

Yours very truly,

"/s/ AIRD & BERLIS LLP"